Commission File No. 001-41086

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

ALSP Orchid Acquisition Corporation I

Full name of registrant

Not Applicable

Former name if applicable

2815 Eastlake Avenue East, Suite 300

Address of principal executive office (Street and Number)

Seattle, WA 98102

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by ALSP Orchid Acquisition Corporation I (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2023, the Company issued a press release on November 8, 2023 announcing that as of close of business on November 14, 2023 or as soon as possible thereafter, the publicly listed Class A ordinary shares included as part of the units will be deemed cancelled and will represent only the right to receive their pro-rata share in the Company’s trust account (the “Trust Account Liquidation”) because the Company will not consummate an initial business combination within the time period required by its Amended and Restated Memorandum and Articles of Association. The Company is taking steps such that, as soon as practicable after the Trust Account Liquidation, the Company will be able to effect a dissolution under Cayman Islands law (the “Dissolution”). In connection with the planned Trust Account Liquidation and Dissolution, the Company has ceased all operations.

As a result, the Company has been unable, without unreasonable effort or expense, to compile the information necessary to complete its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Quarterly Report”) by its due date (November 14, 2023). The Company anticipates that it will file a Form 15 by the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Thong Q. Le	(206)	818-6535
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALSP Orchid Acquisition Corporation I

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ Thong Q. Le
Date: November 14, 2023		Thong Q. Le
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating to the Company’s expectations regarding its anticipated operating results and its ability to file the Form 15 no later than the fifth calendar day following the prescribed due date. Actual events or results may differ materially from those in the forward-looking statements set forth herein. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable law.